UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)

CNS RESPONSE, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

12619C200

(CUSIP Number)

John Pappajohn

c/o Equity Dynamics Inc.

666 Walnut Street, Suite 2116

Des Moines, IA 50309

(515) 244-2346

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See   § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)

_______________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 12619C200

1.	NAME OF REPORTING PERSONS:

JOHN PAPPAJOHN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		13,018,554
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		13,018,554
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,018,554
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Based on 2,079,841 shares of common stock outstanding on December 19, 2012.

This amendment to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D of John Pappajohn filed with the Securities and Exchange Commission on February 23, 2010 (the “Original Filing”), as amended on July 28, 2010 (“Amendment No. 1”), October 12, 2010 (“Amendment No. 2”) and January 6, 2012 (“Amendment No. 3”).

ITEM 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “ Issuer ”).  The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2. Identity and Background.

(a)           The name of the reporting person is Mr. John Pappajohn (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309.

(c)           The Reporting Person is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Reference is made to the disclosure set forth under Item 4 of this Amendment No. 4, which disclosure is incorporated herein by reference.   The consideration used in making the purchases described in Item 4 of this Amendment No. 4 were personal funds of the Reporting Person.

ITEM 4. Purpose of Transaction.

Item 4 of the Original Filing, as supplemented and amended by Amendments No. 2, 3 and 4, is supplemented and amended by the information below.

On November 28 through 30, 2012, the Issuer issued to 7 accredited investors secured convertible promissory notes (the “October 2012 Bridge Notes”) in an aggregate principal amount of $1,010,000 for gross proceeds to the Issuer of $1,010,000. The notes were issued under the Amended and Restated Note Purchase Agreement, dated as of October 19, 2012, between the Issuer and the investors party thereto (the “Bridge Financing Purchase Agreement”) in connection with a $2 million bridge financing (the “Bridge Financing”). Of such aggregate principal amount, $500,000 were sold to the Reporting Person (of which $200,000 were exchanged for nonconvertible demand notes held by the Reporting Person and $300,000 were issued for cash). The holders of the October 2012 Bridge Notes hold a first position security interest in substantially all of the assets of the Issuer pursuant to the second amended and restated security agreement, dated as of August 16, 2012, between the Issuer and David Jones, as administrative agent for the secured parties.

The October 2012 Bridge Notes issued to the Reporting Person mature on November 28, 2013 (subject to earlier conversion or prepayment), earn interest at a rate of 9% per year with interest payable at maturity, are convertible into shares of common stock of the Issuer at a conversion price of $0.04718 and are secured by a first position security interest in the Issuer’s assets, with the security interest of all previously outstanding convertible promissory notes subordinated. The conversion price is subject to adjustment upon (1) the subdivision or combination of, or stock dividends paid on, the common stock; (2) the issuance of cash dividends and distributions on the common stock; and (3) the distribution of other capital stock, indebtedness or other non-cash assets. The October 2012 Bridge Notes are convertible at any time at the option of their holders. The October 2012 Bridge Notes can be declared due and payable upon an event of default, defined in the October 2012 Bridge Notes to occur, among other things, if the Issuer fails to pay principal and interest when due, in the case of voluntary or involuntary bankruptcy or if the Issuer fails to perform any covenant or agreement as required by the October 2012 Bridge Notes or materially breaches any representation or warranty in the October 2012 Bridge Notes or the Bridge Financing Purchase Agreement. Among the restrictive covenants imposed on the Issuer pursuant to the Bridge Financing Purchase Agreement is a covenant not to borrow, guaranty or otherwise incur indebtedness that is senior or pari passu with the October 2012 Bridge Notes in excess of $250,000, and a covenant not to effect a merger, reorganization, or sell, exclusively license or lease, or otherwise dispose of any assets of the Issuer with a value in excess of $20,000, other than in the ordinary course of business.

Including the November 28 through 30, 2012 closing, the Issuer has now issued October 2012 Bridge Notes in the aggregate principal amount of $2.0 million. As such, the consents to the Bridge Financing obtained from holders of previously outstanding convertible promissory notes have now taken effect, since the Issuer has raised more than $1.35 million in the Bridge Financing. Such consents had been given pursuant to the terms of the Amended and Restated Consent, Note Amendment and Warrant Forfeiture Agreement, dated as of October 24, 2012 (the “Consent Agreement”), between the Issuer and the holders of at least a majority in aggregate principal amount outstanding (“Majority Holders”) of each tranche of the Issuer’s secured convertible promissory notes issued in October and November 2010 (the “October 2010 Notes”), secured convertible promissory notes issued between January and April 2011 (the “January 2011 Notes”), secured convertible promissory notes issued between October 2011 and January 2012 (the “October 2011 Notes”) and an unsecured convertible promissory note issued in February 2012 (the “February 2012 Note”). As a result, all of such notes, including the October 2010 Notes and October 2011 Notes held by the Reporting Person, were amended to (a) extend the maturity date to October 1, 2013, (b) set the conversion price at $1.00, subject to adjustment as provided in the notes (except that the conversion price of the October 2011 Notes in the case of conversion upon a qualified offering was only amended for those holders who signed the Consent Agreement) and (c) remove full-ratchet anti-dilution protection. In addition, each holder signing the Consent Agreement, including the Reporting Person, forfeited the warrants he or she received in connection with the issuance of the previously outstanding notes, and consented to the Bridge Financing, the issuance of the October 2012 Bridge Notes and to the subordination of their notes to the Bridge Notes.

As a condition to the investment in the Bridge Financing by the Reporting Person and by SAIL Capital Partners, one of the Issuer’s principal stockholders, the Issuer entered into separate letter agreements with Equity Dynamics, Inc. (“Equity Dynamics”), an entity owned and controlled by the Reporting Person, and SAIL Capital Partners (collectively, the “Governance Agreements”). Pursuant to these letter agreements, the Issuer agreed, subject to providing required notice to stockholders, to appoint a certain number of persons nominated by Equity Dynamics and SAIL Capital Partners to the Issuer’s Board of Directors and to create vacancies for that purpose, if necessary. The number of persons to be nominated by Equity Dynamics and SAIL Capital Partners pursuant to this provision is four and three, respectively. In addition, at each meeting of stockholders of the Issuer at which directors are nominated and elected, the Issuer agreed to nominate for election four designees of Equity Dynamics and three designees of SAIL Capital Partners and to take all necessary action to support their election and oppose any challenges to such designees. Under the terms of the agreement, the Issuer may not increase the number of directors to more than seven without the consent of Equity Dynamics and SAIL Capital Partners. The Governance Agreements terminate in the event of the sale of substantially all of the Issuer’s assets or a change of control, or upon any issuance of securities by the Issuer to parties not including Equity Dynamics and SAIL Capital Partners, from which the Issuer receives gross proceeds of at least $10 million.

On November 18, 2012, Henry Harbin resigned from the Board of Directors of the Issuer. Effective November 28, 2012, the Board of Directors of the Issuer appointed Walter Schindler to fill the resulting vacancy on the Board pursuant to the terms of the Governance Agreement with SAIL Capital Partners. Effective November 30, 2012, George Carpenter, George Kallins, David Jones, and Maurice DeWald resigned from the Board of Directors of the Issuer. On December 10, 2012, the Board of Directors of the Issuer approved the appointment of Richard W. Turner, Robert J. Follman, Andrew H. Sassine and Thomas T. Tierney (collectively, the “New Board Members”) to the Board of Directors to fill the resulting vacancies. The New Board Members are expected to take office as directors no earlier than ten days after the Issuer has filed with the SEC and mailed to stockholders a Form 14f-1 in connection with the change in a majority of the Board. Messrs. Turner and Sassine were appointed to the Board as nominees of Equity Dynamics, the entity owned by the Reporting Person, pursuant to the terms of the Governance Agreement between the Issuer and Equity Dynamics. Messrs. Tierney and Follman were appointed to the Board as nominees of SAIL Capital Partners pursuant to the terms of the Governance Agreement between the Issuer and SAIL Capital Partners.

On December 10, 2012, the Board of Directors of the Issuer approved the amendment of the Issuer’s 2012 Omnibus Incentive Compensation Plan (the “2012 Plan”) to increase the shares authorized for issuance under the 2012 Plan from 333,334 shares to 5,500,000 shares and granted to each of its three existing members, including the Reporting Person, as well as to each of the four New Board Members options to purchase 250,000 shares of Common Stock pursuant to the 2012 Plan at an exercise price of $0.04718 per share. The options vest evenly over 36 months starting from the date of grant. The Board furthermore granted options to each of the five former directors who had departed the Board and to the Issuer’s executive officers. The 2012 Plan was approved by the Board on March 22, 2012, but remains subject to stockholder approval. The options grants described above therefore also remain subject to approval of the 2012 Plan, as amended, by the Issuer’s stockholders. Absent stockholder approval of the 2012 Plan, as amended, all of these options will be cancelled. It is anticipated that the number of shares authorized for issuance under the 2012 Plan will be increased further prior to the time that the Issuer files and mails a proxy statement seeking such stockholder approval.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Item 4 of this Amendment No. 4, which disclosure is incorporated herein by reference.

(a)           As a result of (i) the issuance of October 2012 Bridge Notes with a conversion price of $0.04718 to the Reporting Person in the aggregate principal amount of $500,000, (ii) the forfeiture by the Reporting Person of warrants to purchase 376,951 shares of Common Stock pursuant to the Consent Agreement, (iii) the adjustment of the conversion price of the October 2010 Notes and October 2011 Notes held by the Reporting Person to $1.00 and (iv) the grant of options to purchase 250,000 shares of Common Stock to the Reporting Person (which grant will have vested 3/36 within 60 days of December 19, 2012 and which is subject to stockholder approval), the Reporting Person beneficially owned the following securities of the Issuer as of December 19, 2012:

•	13,018,554 shares of Common Stock, representing a beneficial ownership percentage of approximately 88% based on 2,079,841 shares of Common Stock outstanding as of such date (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).
•	Of the shares beneficially owned by the Reporting Person, he held (i) 302,920 of the Issuer’s outstanding shares of Common Stock, (ii) 12,575,355 shares issuable upon conversion of convertible notes (including accrued and unpaid interest), (iii) 111,112 shares issuable upon exercise of warrants and (iv) 29,167 shares issuable upon exercise of vested options granted to the Reporting Person under the Issuer’s 2006 Stock Incentive Plan, as amended, and pending 2012 Omnibus Incentive Compensation Plan (of which the grant of options to purchase 20,833 shares remains subject to stockholder approval).

(b)           The Reporting Person may be deemed to hold sole power to vote and to dispose of the 13,018,554 shares of Common Stock described in (a) above.

(c)           A description of the transactions effected within the past sixty days is incorporated herein by reference to Item 4 hereof.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 4.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the arrangements discussed in Item 4 of the Original Filing, as supplemented and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the discussion of which is incorporated by reference herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be filed as Exhibits.

Exhibit 1	Form of Secured Convertible Promissory Note. Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K/A filed on November 13, 2012.

Exhibit 2	Form of Amended and Restated Note Purchase Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed on November 13, 2012.

Exhibit 3	Form of Consent Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

Exhibit 4	Form of Governance Agreement with Equity Dynamics, Inc. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

Exhibit 5	Form of Forfeiture and Exchange Agreement. Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

CUSIP NO. 12619C200

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

/s/ John Pappajohn

JOHN PAPPAJOHN